Exhibit 99.1

China Nepstar Chain Drugstore Reports Third Quarter 2013 Financial Results

SHENZHEN, China, November 26, 2013—China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Financial Highlights

For the quarter ended September 30, 2013:

•	Same store sales increased by 10.5% compared with the third quarter of 2012

•	Revenue grew by 7.7% compared with the third quarter of 2012

•	Net loss was RMB4.7 million

•	Net cash-flow from operating activities was RMB10.6 million (US$1.7 million), compared to RMB0.05 million in the third quarter of 2012

Mr. Fuxiang Zhang, Chief Executive Officer of Nepstar, commented, “We are pleased to report that our strategy of strong promotional activities and marketing campaigns resulted in continued momentum in revenue growth. During the third quarter, daily store traffic increased by 11 visits and same store sales grew by 10.5% from the same quarter in 2012. Our higher sales garnered attention internally among store staff, as well as externally from our suppliers who have shown their support. We believe that we are well positioned for the recovery of the retail pharmacy industry in China. While this strategy has had a near-term impact on our gross margin, we believe we will make it up through positive contributions to our market share, customer relationships and long term growth prospects.”

Third Quarter Results

During the third quarter of 2013, the Company opened 32 new stores and closed 44 stores. As of September 30, 2013, the Company had 2,059 directly operated stores in total.

Revenue for the third quarter of 2013 increased by 7.7% to RMB683.2 million (US$111.6 million) from RMB634.6 million for the same period in 2012. Same store sales (for the 1,925 stores opened before December 31, 2011 and still operating) for the third quarter of 2013 increased by 10.5% compared with the same period in 2012. The increase in same store sales was primarily due to promotional initiatives aimed at increasing store traffic.

Third quarter revenue contribution by product category was 23.1% from prescription drugs; 38.2% from over-the-counter (“OTC”) drugs; 15.0% from nutritional supplements; 3.9% from herbal products; and 19.8% from convenience and other products.

Third quarter gross profit was RMB289.6 million (US$47.3 million), a slight decrease from RMB293.0 million for the same period in 2012. Gross margin in the third quarter of 2013 was 42.4% compared with 46.2% for the same period of 2012. This decrease in gross margin was primarily the result of a more proactive marketing strategy on certain pharmaceutical products, nutritional supplements and convenience and other products.

The Company’s portfolio of private label products increased to 2,103 types of products as of September 30, 2013. Sales of private label products represented approximately 24.4% of the Company’s revenue and 33.4% of gross profit for the third quarter of 2013.

Sales, marketing and other operating expenses, as a percentage of revenue, in the third quarter of 2013, decreased to 38.3% from 40.1% in the same period of 2012. This decrease was primarily due to growth in same store sales and closure of underperforming stores.

General and administrative expenses as a percentage of revenue in the third quarter was 5.2%, compared with 5.0% for the same period in 2012. This increase was mainly due to RMB5.7 million (US$0.9 million) penalty imposed by Price Bureau of Yuexiu District in Guangzhou City of Guangdong Province on our subsidiary Guangzhou Nepstar for noncompliance with certain local government-guided pricing policies.

During the third quarter, the company recognized an impairment loss of RMB 1.0 million, which represents the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Loss from operations in the third quarter of 2013 was RMB8.5 million (US$1.4 million), compared with income from operations of RMB4.2 million in the same period in 2012. The loss from operations in the third quarter of 2013 was mainly due to lower gross margin and the above mentioned RMB5.7 million (US$0.9 million) penalty.

Interest income for the third quarter of 2013 was RMB3.9 million (US$0.6 million) compared with RMB3.6 million in the same period in 2012.

Dividend income from cost method investments was RMB3.0 million (US$0.5 million) in the third quarter of 2013, compared with nil in the same period of 2012. On December 28, 2012, the Company completed the sale of its entire 40% equity interests in Yunnan Jianzhijia Chain Drugstore Ltd. for a total cash consideration of approximately RMB 81.5 million. Equity in income of an equity method investee was nil in the third quarter of 2013, compared with RMB0.3 million in the same period in 2012.

Excluding the effect of the above mentioned penalty at RMB5.7 million (US$0.9 million) from loss before income tax expenses, which is not tax deductible, the Company’s effective tax rate was 75.3% for the third quarter of 2013. The Company’s income tax expense was RMB 3.1 million (US$0.5 million) for the third quarter of 2013, compared with RMB6.3 million for the same period in 2012. As compared to the PRC statutory tax rate of 25% applicable to our major operating subsidiaries, the difference in the effective income tax rate for the current quarter was primarily due to non-deductible expenses and the relatively high amounts of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, as compared to the overall results of the Company.

Net loss for the third quarter of 2013 was RMB4.7 million (US$0.8 million), which represented RMB0.05 (US$0.008) basic and diluted loss per ADS. Net income for the third quarter of 2012 was RMB1.9 million, which represented RMB0.02 basic and diluted earnings per ADS.

Net cash-flow from operating activities in the third quarter of 2013 was RMB10.6 million (US$1.7 million), compared with RMB0.05 million for the same period in 2012.

As of September 30, 2013, the Company’s total cash, cash equivalents, short-term and long-term bank deposits were RMB665.3 million (US$108.7 million) and its shareholders’ equity was RMB1.0 billion (US$167.3 million), compared with total cash, cash equivalents, bank deposits and restricted cash of RMB664.4 million and shareholders’ equity of RMB1.03 billion as of December 31, 2012.

Business Outlook

“Fourth quarter is important for us as winter is the high season for cold-cough medicines and nutritional supplements. We are working hard to maintain same store sales growth and per store transactions. Our focus remains on optimizing product mix and improving margins,” Mr. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Tuesday, November 26, 2013 at 8:00 a.m. Eastern Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the appointed starting time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through December 3, 2013 at 11:59 p.m. Eastern Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13572581.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is the largest retail drugstore chain in China based on the number of directly operated stores. As of September 30, 2013, the Company had 2,059 stores across 76 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.1200 on September 30,, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts:

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	September 30,
	2012	2013	2013
	RMB	RMB	USD
Revenue	634,552	683,156	111,627
Cost of goods sold	(341,602)	(393,519)	(64,300)

Gross profit	292,950	289,637	47,327
Sales, marketing and other operating expenses	(254,162)	(261,485)	(42,726)
General and administrative expenses	(31,650)	(35,565)	(5,811)
Impairment losses of property and equipment	(2,956)	(1,047)	(171)

Income/(loss) from operations	4,182	(8,460)	(1,381)
Interest income	3,638	3,891	636
Dividend income from cost method investments	—	2,999	490
Equity in income of an equity method investee	301	—	—

Income/(loss) before income tax expense	8,121	(1,570)	(255)
Income tax expense	(6,270)	(3,087)	(504)

Net income/(loss) attributable to China Nepstar Chain Drugstore Ltd.	1,851	(4,657)	(759)

Earnings per ordinary share:
Basic earnings/(losses) per ordinary share	0.009	(0.024)	(0.004)
Basic earnings/(losses) per ADS	0.018	(0.047)	(0.008)
Diluted earnings/(losses) per ordinary share	0.009	(0.024)	(0.004)
Diluted earnings/(losses) per ADS	0.018	(0.047)	(0.008)

Net income/(losses) attributable to China Nepstar Chain Drugstore Ltd.	1,851	(4,657)	(759)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(457)	(84)	(14)

Comprehensive income/(loss) attributable to China Nepstar Chain Drugstore Ltd.	1,394	(4,741)	(773)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	371,256	334,568	54,668
Short-term bank time deposits	237,100	290,440	47,458
Restricted cash	36,000	—	—
Accounts receivable, net of allowance for doubtful accounts	114,601	130,904	21,390
Amounts due from related parties	8,254	4,777	781
Prepaid expenses, deposits and other current assets	147,252	170,766	27,902
Inventories	478,483	489,507	79,985
Deferred tax assets	1,704	3,091	505

Total current assets	1,394,650	1,424,053	232,689

Non-current assets
Long-term bank time deposits	20,000	40,256	6,578
Property and equipment, net	120,237	116,525	19,040
Rental deposits	38,236	40,099	6,551
Cost method investments	12,638	12,638	2,065
Intangible assets, net	2,868	2,509	410
Goodwill	51,819	51,819	8,467
Deferred tax assets	3,056	9,961	1,628
Accrued interest income	507	294	48

Total non-current assets	249,361	274,101	44,787

Total assets	1,644,011	1,698,154	277,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	356,095	399,674	65,306
Bills payable	20,534	2,328	380
Amounts due to related parties	18,381	26,869	4,390
Accrued expenses and other payables	105,503	123,905	20,247
Income tax payable	40,967	36,381	5,945
Deferred income	14,327	20,871	3,410

Total current liabilities	555,807	610,028	99,678

Non-current liabilities
Deferred income	18,365	18,113	2,960
Deferred tax liabilities	7,499	7,659	1,251
Other non-current liabilities	36,237	38,432	6,280

Total non-current liabilities	62,101	64,204	10,491

Total liabilities	617,908	674,232	110,169

Shareholders’ equity
Share capital	158	158	26
Additional paid-in capital	832,811	832,811	136,080
Accumulated other comprehensive loss	(41,688)	(42,421)	(6,932)
Retained earnings	234,822	233,374	38,133

Total shareholders’ equity	1,026,103	1,023,922	167,307

Total liabilities and shareholders’ equity	1,644,011	1,698,154	277,476